UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

China Yuchai International Limited

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

G210821050

(CUSIP Number)

Ms. Leong Sook Han

Chief Financial Officer

Hong Leong Asia Ltd.

16 Raffles Quay

#26-00 Hong Leong Building

Singapore 048581

65-62208411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G210821050	Page 2 of 12

1	NAMES OF REPORTING PERSONS Well Summit Investments Limited (“Well Summit”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,440,594 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,440,594 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,440,594 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5 of this Schedule.

CUSIP No. G210821050	Page 3 of 12

1	NAMES OF REPORTING PERSONS Hong Leong (China) Limited (“HLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,520,251 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,520,251 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,520,251 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5 of this Schedule.
**

In addition to the 9,520,251 shares of common stock of China Yuchai International Limited (“CYI”) beneficially owned by it through HL Technology Systems Pte Ltd, HLC also controls a special share of CYI through HL Technology Systems Pte Ltd. As discussed in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002, the special share entitles the holder thereof to select a majority of CYI’s board of directors.

CUSIP No. G210821050	Page 4 of 12

1	NAMES OF REPORTING PERSONS HL Technology Systems Pte Ltd (“HLT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,520,251 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,520,251 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,520,251 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5 of this Schedule.
**

In addition to the 9,520,251 shares of common stock of CYI owned by it, HLT also owns a special share of CYI. As discussed in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002, the special share entitles the holder thereof to select a majority of CYI’s board of directors.

CUSIP No. G210821050	Page 5 of 12

1	NAMES OF REPORTING PERSONS Hong Leong Asia Ltd. (“HLA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF BK WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,960,845 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,960,845 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,960,845 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5 of this Schedule.
**

In addition to the 9,520,251 shares of common stock of CYI beneficially owned by it through HLT and 7,440,594 shares of common stock of CYI beneficially owned by it through Well Summit, HLA also controls a special share of CYI through HLT. As discussed in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002, the special share entitles the holder thereof to select a majority of CYI’s board of directors.

This Amendment No. 18 amends the Schedule 13D previously filed with the Securities and Exchange Commission by Hong Leong Asia Ltd. on June 19, 1995, as amended by Amendment No. 1 to Schedule 13D filed on February 17, 1998, as subsequently amended and restated by Amendment No. 2 to Schedule 13D filed on July 19, 2002, as further amended by Amendment No. 3 to Schedule 13D filed on September 10, 2003, as further amended by Amendment No. 4 to Schedule 13D filed on October 7, 2003, as further amended by Amendment No. 5 to Schedule 13D filed on October 15, 2003, as further amended by Amendment No. 6 to Schedule 13D filed on November 28, 2003, as further amended by Amendment No. 7 to Schedule 13D filed on October 27, 2009, as further amended by Amendment No. 8 to Schedule 13D filed on October 28, 2009, as further amended by Amendment No. 9 to Schedule 13D filed on August 30, 2010, as further amended by Amendment No. 10 to Schedule 13D filed on May 25, 2011, as further amended by Amendment No. 11 to Schedule 13D filed on June 7, 2011, as further amended by Amendment No. 12 to Schedule 13D filed on August 12, 2011, as further amended by Amendment No. 13 to Schedule 13D filed on August 23, 2011, as further amended by Amendment No. 14 to Schedule 13D filed on November 22, 2011, as further amended by Amendment No. 15 to Schedule 13D filed on July 14, 2014, as further amended by Amendment No. 16 to Schedule 13D filed on July 16, 2015 and as further amended by Amendment No. 17 to Schedule 13D filed on July 5, 2016 (as so amended, the “Statement”) with respect to the common stock, par value US$0.10 per share (the “Common Stock”), of China Yuchai International Limited, a Bermuda corporation (“CYI”). Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2	Identity and Background

Schedule 1 referred to in Item 2 is hereby amended and restated in its entirety by Schedule 1 hereto.

Item 4	Purpose of Transaction

The first and second sentences of Item 4 of the Statement are hereby amended and restated in their entirety as follows:

Of the 16,960,845 shares of Common Stock covered by this Statement, 9,520,251 are owned of record by HLT, and in addition HLT holds the Special Share described in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002. The remaining 7,440,594 shares of Common Stock covered by this Statement are owned of record by Well Summit.

Item 5	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule are hereby amended and restated in their entirety as follows:

(a) and (b) As of November 29, 2018, each of the Reporting Persons beneficially owns the number and percentage of shares of Common Stock of CYI issued and outstanding listed opposite its name:

Reporting Person	Number of shares of Common Stock beneficially owned	Percent of class (1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Well Summit	7,440,594	18.2%	0	7,440,594	0	7,440,594
HLT	9,520,251	23.3%	0	9,520,251	0	9,520,251
HLC	9,520,251	23.3%	0	9,520,251	0	9,520,251
HLA	16,960,845	41.5%	0	16,960,845	0	16,960,845

Note:

1.	Based on 40,858,290 shares of Common Stock of CYI issued and outstanding as of November 29, 2018, based on information provided by CYI.

HLT owns of record 9,520,251 shares of Common Stock, which represents 23.3% of the 40,858,290 shares of Common Stock of CYI issued and outstanding as of November 29, 2018, based on information provided by CYI. HLT also holds the Special Share described in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002.

Well Summit owns of record 7,440,594 shares of Common Stock, which represents 18.2% of the 40,858,290 shares of Common Stock of CYI issued and outstanding as of November 29, 2018, based on information provided by CYI.

HLC has an indirect interest in the 9,520,251 shares of Common Stock directly owned by HLT, which represents 23.3% of the 40,858,290 shares of Common Stock of CYI issued and outstanding as of November 29, 2018, based on information provided by CYI.

The 16,960,845 shares of Common Stock beneficially owned by HLA represents 41.5% of the 40,858,290 shares of Common Stock of CYI issued and outstanding as of November 29, 2018, based on information provided by CYI.

Shares held of record by HLT: HLT (together with HLC by virtue of its ownership of HLT and HLA by virtue of its ownership of HLC) has shared voting and dispositive power over the 9,520,251 shares of Common Stock owned by HLT and the Special Share described in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002.

Shares held of record by Well Summit: Well Summit (together with HLA by virtue of its ownership of Well Summit) has shared voting and dispositive power over the 7,440,594 shares of Common Stock owned by Well Summit.

Item 5(c) of the Schedule is hereby amended as follows:

Well Summit has effected the following purchase of shares of Common Stock during the 60 days prior to the date hereof:

Date of Purchase	Number of Shares of Common Stock Purchased	Average Price per Share Purchased (US$)	Manner of Purchase
November 19, 2018	200,000	14.00	Open market transaction
November 28, 2018	61,304	14.00	Open market transaction
November 29, 2018	338,696	13.96	Open market transaction

Except as set forth above, none of the Reporting Persons have effected any transaction in shares of Common Stock during the past 60 days.

Item 7	Material to be Filed as Exhibits

Joint Filing Agreement, dated August 30, 2010, among Hong Leong Asia Ltd., HL Technology Systems Pte Ltd, Hong Leong (China) Limited and Well Summit Investments Limited (incorporated herein by reference to Exhibit 7 to Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission on August 30, 2010).

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: December 3, 2018	HONG LEONG ASIA LTD.

	By:	/s/ Kwek Leng Peck
	Name:	Kwek Leng Peck
	Title:	Executive Chairman

HL TECHNOLOGY SYSTEMS PTE LTD

	By:	/s/ Hoh Weng Ming
	Name:	Hoh Weng Ming
	Title:	Director

HONG LEONG (CHINA) LIMITED

	By:	/s/ Hoh Weng Ming
	Name:	Hoh Weng Ming
	Title:	Director

WELL SUMMIT INVESTMENTS LIMITED

	By:	/s/ Kwek Leng Peck
	Name:	Kwek Leng Peck
	Title:	Director

Exhibit Index

Exhibit 7	Joint Filing Agreement, dated August 30, 2010, among Hong Leong Asia Ltd., HL Technology Systems Pte Ltd, Hong Leong (China) Limited and Well Summit Investments Limited (incorporated herein by reference to Exhibit 7 to Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission on August 30, 2010)

SCHEDULE I

The following is a list of the directors and executive officers of the Reporting Persons:

DIRECTORS AND EXECUTIVE OFFICERS

OF WELL SUMMIT INVESTMENTS LIMITED

Name	Business Address	Principal Occupation	Citizenship

Directors

Kwek Leng Peck	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Executive Director	Singapore

Philip Ting Sii Tien	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Chief Executive Officer	Malaysia/Singapore Permanent Resident

Executive Officers

Nil

DIRECTORS AND EXECUTIVE OFFICERS

OF HL TECHNOLOGY SYSTEMS PTE LTD

Name	Business Address	Principal Occupation	Citizenship

Directors

Kwek Leng Peck	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Executive Director	Singapore

Philip Ting Sii Tien	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Chief Executive Officer	Malaysia/Singapore Permanent Resident

Hoh Weng Ming	16 Raffles Quay #39-01A Hong Leong Building Singapore 048581	President of CYI	Singapore

Executive Officers

Nil

DIRECTORS AND EXECUTIVE OFFICERS

OF HONG LEONG (CHINA) LIMITED

Name	Business Address	Principal Occupation	Citizenship

Directors

Kwek Leng Beng	9 Raffles Place #61-00 Republic Plaza Singapore 048619	Chairman / Company Director	Singapore

Kwek Leng Peck	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Executive Director	Singapore

Philip Ting Sii Tien	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Chief Executive Officer	Malaysia/Singapore Permanent Resident

Hoh Weng Ming	16 Raffles Quay #39-01A Hong Leong Building Singapore 048581	President of CYI	Singapore

Executive Officers

Nil

DIRECTORS AND EXECUTIVE OFFICERS

OF HONG LEONG ASIA LTD.

Name	Residential/Business Address	Principal Occupation	Citizenship

Directors

Kwek Leng Peck	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Executive Chairman	Singapore

Philip Ting Sii Tien	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Chief Executive Officer	Malaysia/Singapore Permanent Resident

Ernest Colin Lee	9 Gleneagle Street Kenmore Qld 4069 Australia	Engineer	Australia

Kwong Ka Lo @ Caroline Kwong	71 Robinson Road #14-01 Singapore 068895	Fund Management	Singapore

Ng Sey Ming	26 Wilby Road #02-32 The Tessarina Singapore 276308	Lawyer	Singapore

Tan Chian Khong	30 Lotus Avenue Lucky Park Singapore 277613	Company Director	Singapore

Executive Officers

Kwek Leng Peck	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Executive Chairman	Singapore

Philip Ting Sii Tien	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Chief Executive Officer	Malaysia/Singapore Permanent Resident

Leong Sook Han	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Chief Financial Officer	Singapore